                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14 D-9


               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D) (4) OF THE SECURITIES EXCHANGE ACT OF 1934


                    Enstar Income/Growth Program Five-A, L.P.

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                            (Name of Subject Company)


                    Enstar Income/Growth Program Five-A, L.P.
                        Enstar Communications Corporation

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                      (Name of Person(s) Filing Statement)


                      Units of Limited Partnership Interest

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                         (Title of Class of Securities)


                                 Not Applicable

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                     ((CUSIP) Number of Class of Securities)


                          Stanley S. Itskowitch, Esq.
                        Enstar Communications Corporation
                        10900 Wilshire Blvd., 15th Floor
                          Los Angeles, California 90024
                                 (310) 824-9990

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      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)



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ITEM 1.        SECURITY AND SUBJECT COMPANY.

               The subject company is Enstar Income/Growth Program Five-A, L.P., a Georgia limited partnership (the "Partnership"). The corporate general partner of the Partnership is Enstar Communications Corporation, a Georgia corporation (the "General Partner"), and the individual general partner of the Partnership is Robert T. Graff, Jr. (together with the General Partner, the "General Partners"). The principal executive offices of the Partnership and the General Partner are located at 10900 Wilshire Boulevard, 15th Floor, Los Angles, California 90024. The title and class of equity securities to which this Statement relates is the units of limited partnership interest of the Partnership (the "Units").

ITEM 2.        TENDER OFFER OF THE BIDDER.

               This Statement relates to the offer (the "Offer") by Madison Liquidity Investors 104, LLC, a Delaware limited liability company ("Madison"), to purchase for cash up to 3,823 Units, representing approximately 6.4% of the Units outstanding, at a purchase price of $75.00 per Unit (less the $25 transfer fee and the amount of any distributions paid with respect to the Units on or after April 21, 1999) (the "Offer Price"), as disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated April 21, 1999, and filed by Madison with the Securities and Exchange Commission on April 22, 1999. According to the Schedule 14D-1, Madison's principal business address is P.O. Box 7461, Incline Village, Nevada 89452.

ITEM 3.        IDENTITY AND BACKGROUND.

       (a) This Statement is being filed by the Partnership and the General Partner. The name and business address of the Partnership and the General Partner are set forth under Item 1 above.

       (b)(1) All of the Partnership's operations are conducted through its participation in Enstar Cable of Cumberland Valley, a Georgia general partnership of which the Partnership is a co-general partner (the "Joint Venture"). The Partnership is party to a management agreement (the "Management Agreement") with Enstar Cable Corporation, a wholly owned subsidiary of the General Partner ("Enstar Cable"). Pursuant to the Management Agreement, Enstar Cable manages the Partnership's systems and provides all operational support for the activities of the Partnership. For these services, Enstar Cable receives a management fee equal to 5% of the Partnership's gross revenues (excluding revenues from the sale of cable television systems or franchises) calculated and paid monthly. In addition, the Partnership reimburses Enstar Cable for certain operating expenses incurred by Enstar Cable in the day-to-day operation of the Partnership's cable systems. The Management Agreement also requires the Partnership to indemnify Enstar Cable (including its officers, employees, agents and shareholders) against loss or expense, absent negligence or deliberate breach by Enstar Cable of the Management Agreement. Enstar Cable has entered into an identical agreement with the Joint Venture, except that the Joint Venture pays Enstar Cable only a 4% management fee. However, the Joint Venture is required to distribute to Enstar Communications Corporation (which is the corporate general partner of the Joint Venture as well as of the Partnership) an amount equal to 1% of the Joint Venture's gross revenues in respect of Enstar Communications Corporation's interest as the

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corporate general partner of the Joint Venture.  No management fee is payable to Enstar Cable by the Partnership in respect of any amounts received by the Partnership from the Joint Venture, and there is no duplication of reimbursed expenses and costs of Enstar Cable. Enstar Cable has engaged Falcon Communications, L.P., an affiliate of the General Partner ("FCLP"), to provide certain management services for the Partnership and the Joint Venture and pays a portion of the management fees it receives to FCLP in consideration of such services and reimburses FCLP for expenses incurred by FCLP on its behalf. In addition, the Joint Venture receives certain system operating management services from affiliates of Enstar Cable in lieu of directly employing personnel to perform such services. The Joint Venture reimburses the affiliates for its allocable share of their operating costs. The General Partner also performs certain supervisory and administrative services for the Partnership for which it is reimbursed. In addition, the Joint Venture purchases substantially all of its programming services from FCLP. FCLP charges the Joint Venture for these costs based on an estimate of what the General Partner could negotiate for such programming services for the 15 partnerships managed by the General Partner as a group. The interest of the General Partner and the affiliates that provide the services described above in maximizing their profits from the provision of such services conflicts with the Partnership's and the Joint Venture's interest in receiving such services for the best possible price.

               In addition, on September 30, 1997, the Joint Venture entered into a new revolving loan facility with Enstar Finance Company, LLC ("Enstar Finance"), an eighty-percent owned subsidiary of the General Partner, and has incurred indebtedness under that facility. The interest of Enstar Finance in receiving prompt payments of principal and interest may conflict with the Joint Venture's interest in maintaining liquidity.

       (b)(2) To the best knowledge of the Partnership and the General Partner, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or the General Partner or the directors and executive officers of the General Partner or affiliates thereof, on the one hand, and Madison or its executive officers, directors or affiliates, on the other hand.

               Based on the Schedule 14D-1, as of the date of the Offer, Madison and its affiliates owned or had contracted to purchase a total of 5,292 Units, or approximately 8.85% of the outstanding Units, which were acquired during 1997 through 1999 through registered and unregistered tender offers and negotiated secondary market purchases.

ITEM 4.        THE SOLICITATION OR RECOMMENDATION.

       (a) This Statement relates to the recommendation by the Partnership and the General Partner with respect to the Offer. In a letter to unitholders, dated May 5, 1999, the Partnership and the General Partner recommended that unitholders reject the Offer. In reaching that conclusion, the Partnership and the General Partner noted, however, that some unitholders may view the Offer as attractive, even if at a low value, because it offers the prospect of liquidity, and also noted that there can be no assurance as to when unitholders will be presented with another opportunity to liquidate their investment in the Units. Such letter is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

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       (b)     The reasons for the position taken by the Partnership and the
General Partner are as follows:


           THE OFFER PRICE REPRESENTS A LOW CASH FLOW MULTIPLE. The Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended December 31, 1998 was approximately $28.34 per Unit. The Offer Price represents a valuation of approximately 1.8 times cash flow (after adjustment for the excess of current assets over total liabilities as of December 31, 1998). The Partnership and the General Partner believe that a valuation of 1.8 times cash flow is considerably lower than the inherent value of the Partnership's assets based on cash flow multiples paid for similar assets. For example, the Partnership and the General Partner believe that in August 1998 Blackstone Cable purchased cable systems in Georgia from Galaxy Cablevision for a purchase price that represents a valuation of approximately 6.6 times annualized cash flow. The Partnership and General Partner also believe that in December 1998 Pine Tree Cablevision purchased cable systems in South Carolina from Carolina Country Cable for a purchase price that represents a valuation of approximately 7.5 times annualized cash flow. In addition, the Partnership and the General Partner believe that in December 1998 Central Valley Cable purchased cable systems in California from Somerset Cable Associates II for a purchase price that represents a valuation of approximately 6.2 times annualized cash flow.


               THE OFFER PRICE IS LOWER THAN THE GENERAL PARTNER'S ESTIMATE OF A REASONABLE VALUATION RANGE PER UNIT. As of the date hereof, the General Partner believes that a reasonable range of valuation per limited partnership Unit is between $120 and $140 based on the factors noted below. The General Partner believes that the Madison Offer is inadequate because it is significantly less than the $120 low end of the range provided. The General Partner did not retain a third party to conduct an evaluation of the Partnership's assets or otherwise obtain any appraisals. Rather, the per Unit valuations provided were derived by attributing a range of multiples to the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended December 31, 1998, adjusted for the excess of current assets over total liabilities. The General Partner has selected market multiples based on, among other things, its understanding of the multiples placed on other transactions involving comparable cable television properties and the securities of companies in that industry. The General Partner's belief as to the valuation range provided is necessarily based on economic, industry and financial market conditions as they exist as of the date hereof, all of which are subject to change, and there can be no assurance that the Partnership's cable properties could actually be sold at a price within this range. Additionally, the valuations provided do not give effect to any brokerage or other transaction fees that might be incurred by the Partnership in any actual sale of the Partnership's systems.

               THE OFFER PRICE IS LOWER THAN THE MOST RECENT SALES IN THE SECONDARY MARKET. No established market for the Units was ever expected to develop, and the secondary market transactions for the Units have been limited and sporadic. The Partnership believes that sellers in the secondary market who desire to dispose of their units but who have limited means to effectuate such sales are often willing to accept substantial discounts from what might otherwise be regarded as the fair value of the interest being sold to facilitate the sales. The Partnership and the General Partner believe that secondary market prices generally do not reflect the current market value of the Partnership's assets, nor are they indicative of total return, since prior cash distributions and tax benefits received by the original investor are not reflected in the prices. Nevertheless, the secondary market prices, to the extent that the reported data are reliable, are indicative of the prices at which the Units trade in the illiquid secondary market. As reported in THE PARTNERSHIP SPECTRUM, the weighted average price was $106.17 per Unit for the months of January and February 1999 (based on eight trades involving an aggregate of 437 Units). There can be no assurance regarding future secondary market prices.

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               A SIGNIFICANT PORTION OF THE UNITS TENDERED PURSUANT TO THE OFFER
MAY NOT BE TRANSFERRED IN 1999. As more fully described under Item 8 below, the Partnership adheres to an Internal Revenue Service safe harbor which limits most sales of limited partnership interests to five percent of the outstanding Units in any given tax year of the Partnership. The General Partner believes that the policy of allowing no more than five percent of the outstanding Units to be transferred in any given tax year of the Partnership serves the best interests of the Partnership and the unitholders and the Partnership does not intend to waive this policy for transfers of Units pursuant to the Offer. Consequently, this policy may have the effect of limiting the number of Units that can be transferred pursuant to the Offer in 1999.

ITEM 5.        PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

               Neither the Partnership nor the General Partner, nor any person acting on their behalf, intends to employ, retain or compensate any other person to make solicitations or recommendations to the holders of Units in connection with the Offer.

ITEM 6.        RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

       (a) To the best knowledge of the Partnership and the General Partner, no transaction in the Units has been effected during the past 60 days by the Partnership or the General Partner, or by any executive officer, director, affiliate or subsidiary thereof.

       (b) To the best knowledge of the Partnership and the General Partner, the General Partner and the executive officers, directors, affiliates and subsidiaries of the Partnership and the General Partner do not own any Units.

ITEM 7.        CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

       (a) The Partnership is not engaged in any negotiations in response to the Offer that relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership.

       (b) There are no transactions, board or partnership resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the events set forth in clauses
(1) through (4) in section (a) above.

ITEM 8.        ADDITIONAL INFORMATION TO BE FURNISHED.

               Unitholders are advised that Units may be transferred (including transfers pursuant to the Offer) only upon the following conditions: (1) the transfer is of the transferor's

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entire interest in the Partnership, unless the General Partners otherwise consent; (2) the transfer is not made to any person who is incompetent or has not attained his twenty-first birthday or to any other person not lawfully empowered to own such interest; (3) documents have been executed and delivered by the transferring unitholder and the transferee in a form satisfactory to the General Partners to evidence and effectuate the transfer, and they have indemnified the Partnership and the General Partners against any loss or liability arising out of the transfer; and (4) the transfer, in the sole determination of the General Partners, would not violate the Revised Uniform Limited Partnership Act of the State of Georgia or any applicable state or Federal securities laws, would not be detrimental to the continued status of the Partnership as a limited partnership taxable as a "partnership" under the Internal Revenue Code of 1986, as amended, and would not cause a deemed termination of the Partnership under the Code.

               The Partnership currently is treated as a partnership for Federal income tax purposes. One of the obligations of the General Partner is to endeavor to preserve the status of the Partnership as a partnership under Federal income tax laws. Failure to maintain this status could have a material adverse effect on the Partnership and the unitholders. Among the related legal requirements imposed upon the Partnership is that its partnership interests not be traded in an established securities market, a secondary market or the substantial equivalent of a secondary market. As it believes is customary, the Partnership complies with this requirement by adhering to an Internal Revenue Service safe harbor which limits most sales of limited partnership interests to five percent of the outstanding Units in any given tax year of the Partnership. Transfers to which the above trading limit does not apply include (1) carryover basis transactions, (2) transfers at death, (3) transfers between siblings, spouses, ancestors or lineal descendants and (4) distributions from a qualified retirement plan.

               The General Partner believes that the policy of allowing no more than five percent of the outstanding Units to be transferred in any given tax year of the Partnership serves the best interests of the Partnership and the unitholders, and the Partnership does not intend to waive this policy for transfers of Units pursuant to the Offer. Consequently, this policy may have the effect of limiting the number of Units that can be transferred pursuant to the Offer in 1999. As of the date of this Statement, transfers of 2,690 Units, or approximately 4.50% of the total outstanding Units, already have been processed during the 1999 tax year of the Partnership. Accordingly, only 298 Units, or approximately 0.50% of the total outstanding Units, remain available for transfer during the remainder of this 1999 tax year.

ITEM 9.        MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT
NUMBER                DESCRIPTION
------                -----------


(a)(1)*        Letter, dated May 5, 1999, from the Partnership and the General
               Partner to the unitholders of the Partnership.


(c)(1)         Second Amended and Restated Agreement of Limited Partnership of
               Enstar Income/Growth Program Five-A, L.P., dated as of August 1,
               1988 (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1988, File No. 0-16779).

-----------------
* Previously filed.



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

(c)(2)         Amended and Restated Partnership Agreement of Enstar Cable of
               Cumberland Valley, dated as of April 28, 1988 (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1988, File No.
               0-16779).

(c)(3)         Management Agreement between Enstar Income /Growth Program
               Five-A, L.P. and Enstar Cable Corporation (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1987, File No.
               0-16779).

(c)(4) Management Agreement between Enstar Cable of Cumberland Valley and Enstar Cable Corporation (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1988, File No. 0-16779).

(c)(5)         Service Agreement, dated as of October 1, 1988, between Enstar
               Communications Corporation, Enstar Cable Corporation and Falcon
               Holding Group, Inc. (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1989, File No. 0-16779).

(c)(6)         First Amendment, dated as of August 26, 1997, to the Second
               Amended and Restated Agreement of Limited Partnership of Enstar
               Income/Growth Program Five-A, L.P. (incorporated by reference to the exhibits to the Partnership's Quarter Report on Form 10-Q for the quarter ended September 30, 1997, File No. 16779).

(c)(7)         Loan Agreement, dated as of September 30, 1997, between Enstar
               Cable of Cumberland Valley and Enstar Finance Company, LLC
               (incorporated by reference to the exhibits to the Partnership's
               Quarterly Report on Form 10-Q for the quarter ended September 30,
               1997, File No. 0-16779).

(c)(8)         Amendment No. 1 to the Loan Agreement, dated as of September 30,
               1997, between Enstar Cable of Cumberland Valley and Enstar
               Finance Company (incorporated by reference to the exhibits to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, File No. 0-16789).

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               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                         ENSTAR INCOME/GROWTH PROGRAM FIVE-A, L.P.

                         By: Enstar Communications Corporation,
                             Corporate General Partner

                         By: /s/ MICHAEL K. MENEREY
                             -------------------------------------------------
                             Michael K. Menerey
                             Executive Vice President, Chief Financial Officer and Secretary


                         ENSTAR COMMUNICATIONS CORPORATION

                         By: /s/ MICHAEL K. MENEREY
                             -------------------------------------------------
                             Michael K. Menerey
                             Executive Vice President, Chief Financial Officer and Secretary


Dated:    May 14, 1999

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